Exhibit 99.1

Annual Information Form
For the Year Ended December 31, 2010

December 12, 2011

CAUTION NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to Sandspring Resources Ltd., (the “Company” or “Sandspring”), certain information contained in this annual information form (“AIF”) constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future price of gold; success of exploration activities; costs and timing of future exploration and development; the estimation of mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes,” or variations of such words and phrases.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of the management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that the management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made.  Forward-looking information is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: the Company’s goal of creating shareholder value by concentrating on the development of the Toroparu Gold-Copper prospect (the “Toroparu Project”), believing that it has the potential to contain economic gold deposits; the Company’s assessment of future plans for those certain mineral and prospecting interests in an area within the Republic of Guyana, South America that the Company refers to as the “Upper Puruni Property”; managements’ economic outlook regarding future trends; the Company’s exploration budget on the Upper Puruni Property, and in particular, the availability of skilled labour, timing and the amount of the expected budget; the Company’s ability to meet its working capital needs at the current level in the short term; expectations with respect to raising capital; sensitivity analysis on financial instruments may vary from the amounts disclosed; and government regulation and environmental liability. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, other factors could also cause materially different results.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “US$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, based on the noon spot rate reported by the Bank of Canada, were as follows:

	December 31
	2010	2009	2008
Closing	$0.99	$1.05	$1.22
High	1.08	1.30	1.30
Low	0.99	1.03	0.97
Average(1)	1.03	1.14	1.07
_____________________
(1)           Calculated as an average of the daily noon rates for each period.

On December 9, 2011, the Bank of Canada noon rate of exchange was Cdn$1.00 = US$0.9803.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006. The Company was classified as a capital pool company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV”) until completion of its acquisition of 100% of the issued and outstanding shares of GoldHeart Investments Holdings Ltd. (“GoldHeart”) on November 24, 2009, which constituted the Company’s qualifying transaction (the “Qualifying Transaction”) in accordance with the policies of the TSXV.  See “General Development of the Business”.  Effective on March 31, 2010, Sandspring filed articles of continuance to continue under the laws of Ontario pursuant to the Business Corporations Act (Ontario) (the “OBCA”).

The head office of the Company is located at 8000 South Chester, Suite 375, Centennial CO 80112 and its registered and records office is located at 50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7.

Intercorporate Relationships

Set forth below is a corporate organizational chart reflecting each of the direct and indirect subsidiaries of the Company, their respective jurisdiction of incorporation and the percentage of shares held by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is currently a junior mineral exploration and development company with a primary focus on exploration and development of the Toroparu Project in Guyana, through its wholly-owned subsidiary, ETK Inc. (“ETK”).

Prior to completion of the Qualifying Transaction, the Company was classified as a CPC and its sole business was the identification of assets or a business to acquire which would constitute a qualifying transaction for the Company pursuant to the policies of the TSXV.

On November 24, 2009, the Company completed an acquisition (the “Acquisition”) of 100% of the issued and outstanding shares of GoldHeart, which constituted its Qualifying Transaction, pursuant to the terms of a share purchase agreement (the “Share Purchase Agreement”) dated May 11, 2009, as amended August 19, 2009 and September 29, 2009, among the Company, GoldHeart, Crescent Global Gold Ltd. (“CGG”), Mercedario Limited (“Mercedario”), ETK, Crescent Global Resources Ltd. (“CGR”) and certain other entities and individuals collectively referred to in the Share Purchase Agreement as the “Lenders”. GoldHeart, through its wholly-owned subsidiary ETK, holds certain mineral and prospecting rights to the Upper Puruni Property.  ETK’s business prior to the Acquisition was the exploration and development of the Toroparu Project, during which time it conducted an exploration program at the Upper Puruni Property consisting of drilling, geochemistry and airborne and ground geophysics. Pursuant to the terms of the Acquisition, the Company purchased 800 common shares in the capital of GoldHeart from CGG and 200 common shares in the capital of GoldHeart from Mercedario, which in the aggregate represented 100% of the issued and outstanding common shares of GoldHeart.  The consideration paid by the Company to acquire all of the common shares of GoldHeart was the issuance of 38,156,288 common shares of the Company (common shares in the capital of the Company hereinafter defined as the “Common Shares”) consisting of 30,525,030 Common Shares issued to CGG and 7,631,258 Common Shares issued to Mercedario, at a deemed per share price of $0.6552, representing an aggregate acquisition price of $25,000,000. At the closing, the Company also assumed and paid all amounts outstanding in respect of certain convertible debt issued by GoldHeart in 2008 and

2009, through the issuance of 5,294,832 Common Shares at a deemed per share value of US$0.50 and the issuance of 1,578,511 units with a deemed per unit value of $0.35, respectively.  The units issued to the holders of the 2009 convertible debt pursuant to the terms of the Acquisition carry the same terms and conditions as the Financing Units (as defined and described below).

In addition, the Company assumed a debt owed by ETK to CGR, a company controlled by CGG, in the amount of $1,074,268. A cash payment by the Company of US$250,000 in respect of the debt was made from the proceeds of the private placement described below.  In addition, US$500,000 of the debt was paid at the closing of the Qualifying Transaction by way of the issuance of 1,571,429 units which carry the same terms and conditions as the Financing Units. The balance of the debt amount was  repaid in accordance with the terms and conditions of a settlement agreement and release dated as of July 11, 2010, between the Company and CGR.

Pursuant to the terms of an underwriting agreement dated August 14, 2009 between the Company and Research Capital Corporation and Richardson Partners Financial Limited, as underwriters, the Company also completed a bought-deal private placement (the “2009 Financing”) of 17,143,000 subscription receipts (“Subscription Receipts”) at a price of $0.35 per Subscription Receipt for gross proceeds of $6,000,050, concurrently with the closing of the Acquisition. Pursuant to the terms of a subscription receipt agreement dated August 14, 2009, as amended September 16, 2009, among the Company, Research Capital Corporation and Computershare Trust Company of Canada (“Computershare”), as subscription receipt agent, each Subscription Receipt was exercisable, for no additional consideration, for one unit (the “Financing Units”) consisting of one Common Share and one-half of one common share purchase warrant of the Company. Pursuant to the terms of a warrant indenture (the “Warrant Indenture”) dated November 24, 2009 between the Company and Computershare, as warrant agent, each whole warrant (collectively, the “Warrants”) entitles the holder thereof to acquire one-half an additional Common Share at an exercise price of $0.50 until November 24, 2012. The Common Shares and Warrants underlying the Subscription Receipts were qualified through the filing of a final long form prospectus of the Company. In addition, the Company issued an aggregate of 1,714,300 compensation warrants (the “Compensation Warrants”) to the underwriters in the 2009 Financing, with each Compensation Warrant entitling the holder thereof to acquire one Financing Unit at an exercise price of $0.35 per Financing Unit until November 24, 2011.  For further information concerning the Acquisition and the Qualifying Transaction, please refer to the Company’s final long form prospectus dated November 13, 2009, which is available electronically under the Company’s profile at www.sedar.com.

On March 25, 2010, the Company concluded an early exercise warrant incentive program for its Warrants. The Company offered an inducement of an additional 0.08 of a Common Share (the “Incentive Shares”) per Warrant to each warrantholder that exercised its Warrants during a 30 day early exercise period that commenced February 23, 2010 and expired on March 25, 2010. Under the program, the Company received gross proceeds of approximately $2.9 million and issued 5,825,739 Common Shares pursuant to the exercise of the Warrants by holders during the early exercise period in accordance with the original terms of the Warrants and issued 466,059 Incentive Shares to warrantholders.

On March 26, 2010, the Company completed a bought-deal private placement offering of special warrants (the “Special Warrants”). In connection with the private placement, the Company raised gross proceeds of $12,000,000, including the exercise of the full underwriters’ option of $2,000,000. Each Special Warrant was automatically exercised for one Common Share following the filing of a short-form qualification prospectus dated April 28, 2010.

On August 30, 2010, the Company appointed of Mr. Dennis Kerstiens as Technical Coordinator for the Toroparu Project.

On October 14, 2010, the Company completed a bought-deal private placement offering of 19,633,077 Common Shares at a price of $2.60 per Common Share for total proceeds of $51,046,000, including the exercise of the full underwriters’ option of $6,006,000.

On November 18, 2010, the Company appointed Scott Issel as Chief Financial Officer of the Company.  Mr. Issel joined the Company in May 2009 as Controller of GoldHeart.

On January 6, 2011, the Company appointed David Constable to the Company’s Board of Directors and P. Greg Barnes as Executive Vice President.

On January 20, 2011, the Company announced the establishment of an exploration & development office in Guyana and the appointments of L. Werner Claessens as Vice President, Exploration and Pascal van Osta as Exploration Manager effective as of February 1, 2011. Both Messrs. Claessens and van Osta operate out of Sandspring’s new exploration and development office located in Georgetown, Guyana to support development of the Toroparu Project and exploration of additional district scale gold targets.

On September 21, 2011, Mark Maier resigned as a director and Abraham P. Drost resigned as President and a director of the Company.  The Company appointed George M. Bee and Suresh Beharry as directors to fill the vacancies left by Messrs. Maier and Drost.

On November 9, 2011, the Company signed a mineral agreement (the “Mineral Agreement”) with the Government of Guyana, which details all fiscal, property, import-export procedures, taxation provisions and other related conditions for the continued exploration, mine development and operation of the open pit mine at the Toroparu Project. The Mineral Agreement implements a two-tiered gold royalty structure of 5% of gold sales at gold prices up to US$1,000/oz. and 8% of gold sales at gold prices above US$1,000/oz., and a royalty of 1.5% on sales of copper and other valuable minerals. The Mineral Agreement also imposes a corporate income tax rate of 30% and no withholding tax on interest payments to lenders, and duty and value added tax exemptions on all imports of equipment and materials for all continuing operations at the Toroparu Project (including the construction and operation of a planned port facility, road and power improvements and the construction and operation of the mine at the Toroparu Project). Under the Mineral Agreement, there are two pre-conditions to the issuance of a mining license for the Toroparu Project: (i) issuance of an environmental authorization by the Guyana Environmental Protection Agency, and (ii) delivery of a feasibility study to the Government of Guyana. The Company is in the final stages of securing the environmental authorization for mining operations at the Toroparu Project. Pre-feasibility work has commenced and subject to a positive pre-feasibility study, the Company intends to proceed thereafter through to feasibility.

DESCRIPTION OF THE BUSINESS

The Company is currently a junior mineral exploration and development company with a primary focus on exploration and development of the Toroparu Project in Guyana, through its wholly-owned subsidiary ETK.

Employees

As at December 31, 2010, the Company had an aggregate of 6 employees and the Company’s subsidiary, ETK, had 65 employees as of December 31, 2010.

Environmental Protection

All phases of the operations of the Company are subject to environmental regulation in Guyana.  During the year ended December 31, 2010, applicable environmental legislation and requirements had no material financial or operational effect on the capital expenditures, earnings or competitive position of the Company, and no such material effects are expected in the near future.

Foreign Operations

All of the current operations of the Company are conducted in Guyana, South America.  Any changes in regulations or shifts in political attitudes in this jurisdiction are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits.  The effect of these factors cannot be accurately predicted.  See “ – Risk Factors”.

Competitive Conditions

Competition in the mineral exploration business is intense, and there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. The Company is competing with many other exploration companies possessing greater financial resources and technical facilities than that currently held by the Company.  See “Risk Factors”.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business.  In addition to information set out elsewhere in this AIF, the factors set forth below could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Limited Operating History and History of Losses

The Company has not commenced commercial mining operations and is not currently generating cash flows from operations and there can be no assurances that it will generate positive cash flows from operations in the future.

Exploration and Mining Risks

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Upper Puruni Property. There is no certainty that the expenditures to be made by the Company in the exploration of the Upper Puruni Property, will result in discoveries of commercial quantities of minerals. Further, the Company’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of base minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken by the Company, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The precise effect of these factors cannot be accurately predicted, however, a combination of these factors may result in the Company not receiving an adequate return on invested capital.

Additional Capital

The development of the Toroparu Project, or any future reserves found in the Upper Puruni Property, will require substantial additional future financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of construction, development or production on any or all such property or even loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s business, conditions or operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at this time.  Government approvals, licenses and permits are currently and will in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties in the future, or require abandonment or delays in development of new mining properties in the future.

Mineral Tenure in Guyana

There are certain risks associated with the Guyanese mineral tenure regime which are either not present, or are considerably reduced, in mineral tenure regimes in Canada and elsewhere. Such risks include the inability to definitively search government registries in Guyana for certain underlying small scale claims which may exist within areas subject to (i) medium scale prospecting permits (“PPMSs”) granted by the Government of Guyana, acting by and through the Guyana Geology and Mines Commission (the “GGMC”), (ii) medium scale mining permits (“MPs”) granted by the Government of Guyana, acting by and through the GGMC , and (iii) prospecting licenses (“PLs”) granted by the Government of Guyana, acting by and through the GGMC, and the potential uncertainty regarding the ability of the holder of a PL or MP or medium scale permit to explore for minerals which are not specifically identified in the relevant license or permit. Also, the Company is not the registered holder of any of the PPMSs, or small scale claims comprising the Company’s Upper Puruni Property as Guyana law prohibits these claims from being held in the name of a foreign controlled entity and limits their activities thereunder. Pursuant to the Company’s Alphonso Joint Venture Agreement (defined below), from which ETK obtained rights in respect of 145 PPMS, 10 MPs and 7 small scale claims located in the Upper Puruni Property, Alphonso (defined below) has agreed to convert the 10 MPs and 7 small scale claims subject to the Alphonso Joint Venture into one or more large scale mining licenses registered in ETK’s name; however, the GGMC has not formally approved such conversion as of the date hereof.

Limited Market for Securities

The Common Shares are currently listed on the TSXV, however there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell securities of the Company.

No Assurance of Title and Title Disputes

Although the Company has received a title opinion from Guyana local counsel in connection with the Upper Puruni Property, title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt or challenged. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s business operations, condition and results of operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. Further, ten parcels of land held pursuant to the Daniels Joint Venture Agreement (as defined and described below) are subject to a title dispute. The outcome of this dispute cannot be accurately predicted and could potentially have an adverse impact on the business of the Company although the Company does not ascribe any significant value to the lands subject to the Daniels Joint Venture (as defined and described below).

Commodity Prices

Factors beyond the control of the Company may affect the marketability and price of minerals discovered, if any. Resource prices have fluctuated widely in recent years and months and are affected by numerous factors beyond the control of the Company, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot be accurately predicted.

Uninsurable Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s property interests or the properties of others, delays in mining, monetary losses and possible legal liability. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company. It is anticipated that the Company will not be insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. It is anticipated that the Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine the appropriateness of obtaining such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds available to the Company to pay such liabilities and could result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental incident, it could potentially be required to enter into interim compliance measures pending completion of the required remedy.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Like most companies, the Company is subject to the threat of litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it could have a material adverse effect on its financial position, results of operations or the Company’s property development.

No History of Mineral Production

There is no assurance that commercial quantities of minerals will be discovered at the Toroparu Project or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results.  Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where mineral resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce mineral resources from its properties include, but are not limited to, the price of the mineral resources which are currently being explored for, availability of additional capital and financing, the actual costs of bringing properties into production, and the nature of any mineral deposits.

Operating Hazards and Risks

Operations in which the Company will have a direct or indirect interest, will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company intends to maintain when reasonable and possible, liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Permits and Licenses

Operations of the Company will require licenses and permits from various governmental authorities. Although the Company believes it currently has all required licenses and permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such licenses and/or permits for the existing operations or additional licenses and/or permits for all future operations. The Company anticipates that it will be able to obtain in the future, all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. However, there can be no guarantee that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the Toroparu Project.

Global Financial Conditions

Global financial conditions in the recent past have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Company’s Common Shares and other securities could continue to be adversely affected.

Political Risks

All of the Company’s current operations are presently conducted in Guyana, South America and as such, are exposed to various levels of political, economic and other risks and uncertainties present in emerging nations. Such risks and uncertainties vary from country to country and include, but are not limited to: (i) currency exchange rates; (ii) high rates of inflation; (iii) labour unrest; (iv) renegotiation or nullification of existing concessions, licenses, permits and contracts; (v) changes in taxation policies; (vi) restrictions on foreign exchange and changing political conditions; (vii) currency controls; and (viii) governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Future political actions in Guyana cannot be predicted and may adversely affect the Company. Changes, if any, in mining or investment policies or shifts in political attitude in the country of Guyana may adversely affect the Company’s business, results of operations and financial condition. Future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The possibility that future governments may adopt substantially different policies, which may extend to the expropriation of assets, cannot be ruled out. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s consolidated business, results of operations and financial condition.

Competition

Competition in the mineral exploration business is intense and could adversely affect the ability of the Company to suitably develop the properties in which it holds its interests. The Company will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that necessary funds can be raised by the Company or that any projected work will be completed.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s future operations, financial condition and results of operations.

Reliance on Limited Number of Property Interests

The only property interests held by the Company are the Upper Puruni Property and the interests held in connection with the Alphonso Joint Venture, the Daniels Joint Venture and Godette Joint Venture (defined below). As a result, unless the Company acquires additional property interests, any adverse developments affecting any of the properties comprising the Upper Puruni Property, could have a material adverse effect upon the Company and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Exploration may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, currency availability, foreign exchange controls, income taxes, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, limitations on mineral exports, high rates of inflation, increased financing costs, and site safety.  This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.  Although the Company believes that its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development or future potential production. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof, could have a substantial adverse impact on the Company.

Price and Volatility of Public Stock

The market price of Common Shares has experienced fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on the TSXV or such other stock exchange as the Common Shares may be listed from time to time, may be affected by such volatility.

Dependence on Key Personnel

The Company’s future success and growth depends in part upon the experience of a number of key management personnel. If for any reason, any one or more of such key personnel do not continue to be active in the Company’s management, the operations and business prospects of the Company could be adversely affected.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s consolidated operating results, financial condition, and current and anticipated cash needs.

Resource Estimates Are Uncertain

Estimates of resources are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of gold and interpretations of geologic data obtained from drill holes and other exploration techniques. Companies engaged in the production of gold use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating costs and economic returns on projects may differ significantly from original estimates.

Shortages of Critical Parts, Equipment and Skilled Labour May Adversely Affect Operations and Development Projects

The mining industry has been increasingly impacted by increased demand for critical resources such as input commodities, drilling and other equipment and skilled labour. These shortages may cause unanticipated cost increases and delays, thereby impacting operating costs, capital expenditures and production schedules.

Uncertainty of Cost Estimates and Timing of New Projects

The capital expenditure and time required to develop new mines or other projects is considerable and changes in costs and/or construction schedules, can affect project economics. There are a number of factors that can affect costs and construction schedules, including, among others: availability of labour, power, transportation, commodities and infrastructure; changes in input commodity prices and labour costs; fluctuations in currency exchange rates; availability and terms of financing; difficulty of estimating construction costs over a period of years; delays in obtaining environmental or other government permits; weather and severe climate impacts; and potential delays related to social and community issues.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors of the Company, any director in a conflict situation will be required to disclose his or her interest and abstain from voting in connection with the matter giving rise to the conflict. In determining whether or not the Company will participate in any project or opportunity, its directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the relevant time.

Future Sales of Common Shares by Existing Shareholders and Future Issuances of Common Shares or Equity-Related Securities

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares. The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Company have an investment profit in such Common Shares that they may seek to liquidate.

Any issuance of additional equity securities could dilute the interests of existing shareholders and could substantially decrease the trading price of the Common Shares. The Company may issue equity securities in the future for a number of reasons, including to finance its operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions) and to satisfy the Company’s obligations upon the exercise of outstanding warrants or options or for other reasons.  Sales of a substantial number of Common Shares or other equity-related securities in the public market (or the perception that such sales may occur) could depress the market price of the Common Shares, and impair the Company’s ability to raise capital through the sale of additional equity securities.  The Company cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares.

Currency

The fair value of, or future cash flows from, the Company’s financial instruments will fluctuate based on changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using United States dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains United States dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses based on fluctuations in the United States dollar and Guyanese dollar against the Canadian dollar which could have a material adverse impact on the Company’s financial position.

Technical Information

The estimated mineral resources for the Toroparu Project set forth herein have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamond, natural, solid, inorganic or natural solid fossilized organic material including base and precious metals, coals, and industrial minerals in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Material Properties

The information set forth in this section is substantially derived from the technical report  (the “Technical Report”) entitled: “Technical Report – Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Copper-Gold Deposit – Upper Puruni Property – Upper Puruni River Area, Guyana”, effective as of April 30, 2011 and dated May 5, 2011, prepared by Dr. Wayne Ewert P.Geo., Mr. Eugene Puritch, P.Eng., Mr. Kirk Rodgers, P.Eng., Mr. David Orava, P.Eng., Mr. Alfred Hayden, P. Eng., Mr. Malcolm Buck, P.Eng., Mr. Ernie Burga, P.Eng., Ms. Tracy Armstrong, P.Geo., Mr. David Burga, P.Geo. and Mr. Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”).  Each of Dr. Ewert, Messrs. Puritch, Rodgers, Orava, Hayden, Buck, E. Burga, D. Burga, and Yassa, and Ms. Armstrong are qualified persons in accordance with National Instrument 43-101 (“NI 43-101”).  See “Interest of Experts”.  The following is a summary only and readers should consult the full text of the Technical Report to obtain the full details regarding the Toroparu Project. The Technical Report is available electronically under the Company’s profile at www.sedar.com.

Property Description and Location

The Upper Puruni Property, which comprises the majority of the Company’s mining and prospecting interests, and all of its material mining and prospecting interests, consists of a claim block located approximately 220 km west-southwest of Georgetown, the capital city of Guyana, in the Upper Puruni area of western Guyana. This claim block, roughly 47 km by 32 km in size, is comprised of 167 contiguous PPMSs, 13 MPs and 7 small scale claim licenses that together cover an area of 184,693.8 acres (74,742.9 hectares) and 5 contiguous PLs that cover an area of 57,997 acres (23,471 hectares).

The Upper Puruni Property is currently the Company’s sole resource property, which is held and operated through ETK. The Toroparu Project is located within the exterior boundaries of the Upper Puruni Property.

A list of mineral tenures, the PPMS and MP numbers, and the acreages contained within the Upper Puruni Property is outlined in Tables 3.1 and 3.2 of the Technical Report. All rental amounts are current as of the date hereof.  Table 3.3 of the Technical Report identifies ETK’S PL license numbers, the acreage and the renewal dates of each.

Ten parcels of land are subject to applications for the issuance of PPMSs filed by Mr. Wallace Daniels, a local Guyana resident.  Ownership of PPMSs covering these ten parcels of land is the subject of a dispute between Mr. Daniels and a third party.  See “Legal Proceedings and Regulatory Actions”. The Company does not consider the disputed parcels as having any material value and the parcels do not form any part of the resource estimate for the Toroparu Project and are not included in the Technical Report.

ETK’s Positions of Claim Ownership

PPMSs, MPs, PLs and small scale claim licenses

All mineral tenure in Guyana is owned by the Government of Guyana and is regulated by the GGMC.  The Guyanese mineral tenure system is structured to permit four scales of operation.  These include small scale claims of 460 x 245 metres or a river claim consisting of one mile of a navigable river and are restricted to ownership by Guyanese.  PPMSs and MPs cover between 140 to 1200 acres each and are restricted to ownership by Guyanese. Foreigners may enter into joint venture arrangements whereby the two parties jointly develop property subject to PPMSs, MPs and small scale claims.  PLs covering between 500 and 12,800 acres are granted to domestic and foreign companies.  Large areas for geological surveys are granted as Permission for Geological and Geophysical Surveys with the objective of applying for PLs over favourable ground.

ETK acquired the rights to 5 PLs on September 18, 2002, from the Government of Guyana; these PLs are held by ETK in its own name. ETK also holds interest in PPMSs, MPs and small scale claims in the Upper Puruni Property through joint ventures with local Guyanese (Messrs. Alphonso, Daniels and the Godettes) who have been issued the various types of claim ownership by GGMC.

The seven small scale claim licenses are the Pam 1, Pam 2, Pam 3, and Joy 1-4 claims.  The PPMSs and MPs identified by the prefix “A” in Tables 3.1 and 3.2, respectively, of the Technical Report refer to permits which are held pursuant to the Upper Puruni Joint Venture Agreement with Alphonso.  The PPMSs identified by the prefix “D” in Table 3.1 of the Technical Report refer to those PPMSs that are held pursuant to the Daniels Joint Venture Agreement.  The three MP’s with the prefix “G” in Table 3.2 of the Technical Report refer to permits that are subject to the Godette Joint Venture.

As indicated above, the rights to the five PLs acquired by ETK from the Government of Guyana are held directly by and are registered solely in the name of ETK.  The term for PLs is three years with two rights of renewal for one PL each year.  After renewing the PLs twice, ETK was given permission to continue renewing on an annual basis.  ETK has since requested a renewal for all five PLs for a full three-year term beginning on September 18, 2008, and has been advised by the Guyana Minister of Mining that the GGMC has agreed to the reissuance and is processing the necessary paperwork for the reissuance. ETK has paid all rentals for the PLs that have come due since GGMC agreed to the reissuance.

Joint Venture Interests

Upper Puruni Joint Venture

ETK has rights to 148 PPMSs, 10 MPs and 7 small scale claims pursuant to a joint venture agreement (the “Upper Puruni Joint Venture Agreement”)between ETK and Mr. Alfro Alphonso (“Alphonso”)  which established the Upper Puruni Joint Venture.  The Toroparu Project is located within MP A-4/MP/011, which is subject to the terms of the Upper Puruni Joint Venture.  In 2004, in anticipation of the test mining to be conducted by ETK, ETK requested that Mr. Alphonso seek the permission of GGMC to convert certain PPMS’s into the 10 MP’s, which includes MP A-4/MP/011.

The Upper Puruni Joint Venture Agreement stipulates that ETK is the sole operator and has the sole decision-making discretion in all matters related to the conduct of prospecting, exploration, development activities, and mining activities for the recovery of gold or other metals, minerals or gemstones from the joint venture lands.  An in-kind royalty of 6% (the “Royalty”) is payable to Alphonso on all gold production from the claims subject to the Upper Puruni Joint Venture.  ETK paid Royalty payments to Mr. Alphonso during its test and alluvial mining operations.

The Upper Puruni Joint Venture Agreement also gives ETK the option of purchasing 100% of Alphonso’s interest in the Upper Puruni Property for the sum of US$20,000,000.  This buy-out option does not have an expiry date. The right of the Company to continue development of the PPMSs and MPs could be impacted if the buy-out option is exercised prior to the conversion of the PPMSs and MPs to large scale licenses.  There are no credits against the US$20,000,000 option price for royalty or other payments made by ETK to Alphonso.

Daniels Joint Venture

Pursuant to a joint venture agreement (the “Daniels Joint Venture”), between Mr. Wallace Daniels (“Daniels”) and ETK, ETK has rights to 20 PPMSs and ten parcels of land for which Mr. Daniels  has applied for the issuance of PPMSs.  Pursuant to the Daniels Joint Venture Agreement, ETK acquired sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration of the lands subject to the Daniels Joint Venture. ETK has the exclusive right to mine and sell all gold and other precious metals it may recover from the lands subject to the Daniels Joint Venture.  The Daniels Joint Venture Agreement provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for claims which are subject to the Daniels Joint Venture and a 1% net profits interest to Daniels of up to, but not to exceed, US$50,000 over the term of the Daniels Joint Venture.

No geologic work, including surface sampling, trenching, drilling, or mapping has been performed on any of the land subject to the Daniels Joint Venture Agreement by GoldHeart or ETK and no material value has been assigned to these lands at this time.  For greater certainty, neither the Daniels PPMSs nor the ten parcels of land in dispute are evaluated or considered in the Technical Report.  The issuance of PPMSs for the ten parcels of land included in the Daniels Joint Venture is subject to a title dispute with a third-party.

Godette Joint Venture

ETK has rights to 3 MPs pursuant to a joint venture agreement (the “Godette Joint Venture”) with the Godette family (collectively, the “Godettes”).  ETK has sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration on the lands subject to the Godette Joint Venture.  ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties.  The Godette Joint Venture Agreement provides for monthly rental payments by ETK and an option to purchase 100% of the claims subject to the Godette Joint Venture for a price of US$300,000.  This buy-out option does not have an expiry date.  There are no credits against the US$300,000 option price for royalty or other payments made by ETK to the Godettes.

For greater certainty, the MPs that are the subject of the Godette Joint Venture are not evaluated or considered in the Technical Report and no material value is assigned to these lands.

Rentals and Royalties

All mineral claims in Guyana are renewed annually through payment of annual rentals on the anniversary of the issue date.  Rentals on the claims controlled by the ETK are payable annually by the expiry date of each claim.  ETK has been, and will continue to remain responsible for the payment of rentals.  All rentals are paid in full for all claims as of the date of the date hereof.

Pursuant to the terms of the Mineral Agreement, all minerals produced from Guyana mineral claims held by ETK are subject to royalties of 5% of gold sales at gold prices up to US$1,000/oz. and 8% of gold sales at gold prices above US$1,000/oz., and 1.5% on sales of copper and other valuable minerals, payable to the Government of Guyana.

Environmental Liabilities

The Upper Puruni Property is not the subject of any known environmental liabilities.

Location of Known Mineralization, Resources, Mine Workings and Tailings Ponds

The entire Upper Puruni Property has not been surveyed formally on the ground.  Surveys have been conducted in parts of the Upper Puruni Property relating to road-building and access into the Toroparu Pit (defined below) area.  Several GPS surveys have been done by ETK personnel to locate drill collar points in order to locate geological features, sample points, trenches, bench faces, buildings, pit dimensions, tailings, impoundments, old workings, roads and other pertinent features surrounding the main operations around the Toroparu Pit.  The known mineral zones and mine workings, tailing ponds, ore storage, waste storage and historic alluvial workings are contained on MP A-4/MP/011 (the main Toroparu Pit area) and on MP 08/2004, MP 09/2004, MP 10/2004, MP 12/2004, MP 13/2004, and MP 15/2004.

Exploration work within the Upper Puruni Property conducted by ETK has defined a gold/copper resource on a mining permit designated by the Guyana Survey (GS8 Number) A-4/MP/011.  ETK developed the Toroparu Pit, a 250 x 200 x 30 meter open pit, during seasonal test mining in 2005 and 2006.  These mine workings, a gravity separation mill, 60-person camp, administration buildings, mechanical shop, and airstrip, are all located within the boundaries of the Toroparu Project.

The Toroparu Project is located within the exterior boundaries of the Upper Puruni Prospect.  The area comprising the Toroparu Project is the only area within the Upper Puruni Property on which mineral resources have been defined, and is the subject of the Technical Report.

Permits Required to Conduct Exploration Work

ETK has all necessary permits and permissions currently required to conduct its exploration work and seasonal mining and gravity recovery of gold and other minerals on the Toroparu Project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Upper Puruni Property and the Toroparu Project from Georgetown is via a 385 km gravel road. The travel time is one day in the dry season from August to May.  River crossings are encountered at Sherima, Itaballi and Peters Mine/Puruni Crossing.  The Essiquibo River is also navigable and heavy equipment and cargo is transported by ocean going vessels and barges on the river to the port at Itaballi, where it is loaded on to trucks and transported 225 km on the Puruni Road to Toroparu. A one-hour flight (220 km) by charter aircraft from Ogle airfield in Georgetown is available to the 2,500 ft. GAA certified airstrip at the Toroparu camp.

The Upper Puruni Property and the Toroparu Project are situated in deep jungle and temperatures are in the range of 25˚ C to 30˚ C throughout most of the year.  A wet season occurs in December to February and a second wet period in May to July may curtail mining operations when flooding occurs and roads become difficult to negotiate.  The season from July to November is the most advantageous time to carry out exploratory surveys such as geochemical sampling, drilling and geophysical surveys.

Labourers with a variety of experience in heavy equipment operation are available in Georgetown and from villages situated along the rivers.  Water for drilling is readily available throughout the year.  There is no nearby electricity grid and 300 kVA power is generated on site by four large diesel generators.

The topography is flat to gently undulating to hilly with a relief of a few hundred metres that is occasionally interspersed with steep hills of meta-basic rock, whereas the metasediments represent flatter topographies.  The Toroparu Pit is adjacent to a very gentle valley and the area surrounding the pit has had berms constructed to contain the tailings from past mining operations.  Areas for future waste disposal or heap leach pads and potential processing plant sites are readily available in the vicinity of the present operations.

Exploration and Drilling History

Historic exploitation of alluvial gold and diamonds in the area of the Toroparu Project dates back to about 1887.  Conolly (1926) described alluvial diamond operations up to about 1914, to the northwest of the Toroparu area.  Grantham (1934) described gold and diamond workings in the Majuba Hill and Wynamu areas.  The Wynamu River lies adjacent to the Toroparu Pit and is labelled as “Toroparu River” on some older maps.

Pollard and Hamilton created a geological map of the area in 1950 on which the locations of gold and diamond workings were noted.

Alphonso commenced alluvial mining at Toroparu in 1997, which continued until 2001.  At first, old tailings were mined as was river alluvium, by washing material into a pit with high pressure water jets and then pumping the slurry up to a sluice box.  By 1999, much of the alluvial material was exhausted and work proceeded deeper into the underlying saprolite so that the surficial alluvial area was gradually developed into a pit (the “Toroparu Pit”).

In 2001, Alphonso ceased mining operations in the Toroparu Pit. 15 “land dredges” were employed at the peak of the Alphonso mining activity in the Toroparu Pit area.  It has been estimated that 60,000 ounces of gold may have been produced historically over a 70-year period from the Toroparu area.

In 2000, the GGMC carried out regional mapping and geochemical drainage sampling (Heesterman et al 2001) that showed an anomalous gold and copper area in the immediate Toroparu area.

ETK entered into an exploration joint venture with Alphonso in 2000. At this time, ETK also commenced rehabilitation and upgrading a 240 km access road into the property to facilitate the transport of mining equipment and supplies to the mine site.

ETK carried out auger drill sampling in 1999, 2001, and 2003 to the east and west of the Toroparu Pit area using a mechanized auger and they also evaluated the possibility of re-working the tailings.  This work reportedly identified an estimated 1.4 million tons of historic auriferous tailings located southeast of the main Toroparu Pit area.

In 2003 and in 2004, Heesterman carried out drainage geochemical sampling in the PL blocks to the north of the Toroparu Pit area and around the Toroparu Pit itself, reporting that gold mineralization could extend at least 6 km to the northwest and 1 km to the southeast of the Toroparu Pit.

ETK commissioned a gravity circuit to test-mine the gold-bearing tailings and saprolite and also conducted exploration for additional gold sources defined in the GGMC regional geochemical and prospecting survey of the Upper Puruni area.  From December 2004 to April 2007, ETK conducted intermittent, seasonal test-mining from saprolite, in the Toroparu Pit using a combination of hydraulic sluicing and a gravity circuit with screens, ball mill, Falcon centrifugal concentrators and shaker tables.

In 2005 and 2006, two phases of trench-channel sampling were completed by Meixner and Wesa to investigate the gold mineralization in the saprolites of the Toroparu Pit area and to determine the suitability for conducting further exploration.  A zone of gold mineralization, over an area of about 180 m x 100 m, was identified in the saprolitic rock of the Toroparu Pit area with average grades in the general range of 0.5 to 1.5 g Au/t.  This zone was open in all directions. These positive results prompted the proposal to explore the Toroparu Pit area with diamond drilling.

TerraQuest conducted a 5 km x 4.5 km high resolution Tri-sensor Magnetic and Radiometric Airborne Survey around the Toroparu Pit area in October 2006.  The pit area was found to lie within a magnetically low area just to the south of a large magnetic high area of unknown provenance. The survey outlined a number of magnetic and radiometric anomalies in the areas adjacent to the Toroparu Project.

ETK initiated the Phase 1 drill program in December 2006, which included the drilling of 13 NQ cored drill holes (3480m) under and around the Toroparu Pit by March 2007. Phase II drilling of an additional 10 NQ cored drill holes (3748m) was completed in August 2007. Phase I and II drilling defined a mineralized block of 600 m x 300 m x 300 m around the Toroparu Pit area.

The ETK Phase III drill program consisted of 6 NQ cored drill holes (2590 m) from April to May 2008. A total of 30 drill holes (TPD 001-030) comprising 10,218m defined a zone of mineralization of 650m x 350 m x 425 m that was open in all directions. Twenty-seven holes totalling 9,492 m formed the basis for the initial mineral resource estimate published in P&E’s Technical Report No. 153, effective October 26, 2008, titled “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect, Upper Puruni River, Guyana”.

ETK carried out additional auger drill sampling in 2008 to the northwest of the Toroparu Pit area over a 2 km x 3 km area, using a mechanized auger.  Nine north-easterly lines of auger samples, spaced 500 m apart, were sampled to 5 m depths at approximately 50 m sample intervals.  This survey tested the saprolitic rocks beneath the alluvial cover for gold and copper in an area of historic gold workings to the northwest of the Toroparu Pit area.

The ETK Phase IV drilling program conducted between August-December 2009 comprised 21 NQ cored drill holes (10,102m). Thirteen holes were drilled over the Toroparu Pit area with depths upwards of 500 m and others were drilled as off-trend exploratory holes as defined in P&E’s Technical Report Number 186, effective May 12, 2010.

Approximately 2500 saprolite samples were collected using hand and power augers during 2009 to depths from 1m to 15m. The soil grids were oriented perpendicular to regional structures, extending approximately 4.5 km to the WNW from the Toroparu resource area. Assay results show several areas of gold enrichment along trend with the highest assay value equal to 9.94 g Au/t.

On November 24, 2009, Sandspring acquired GoldHeart and at this time became involved in the exploration activities at the Toroparu Project.

2010 Sandspring Drilling Program

The initial 2 phases of the 2010 drilling program were conducted between January and August 2010 as a follow-up on earlier drilling conducted by ETK during the 2006–2009 drilling seasons.

During Phase 1, Sandspring carried out in-fill and definition drilling of the open pit area (Main zone) and step out drilling east-southeast and west-northwest of the open pit. Phase 1 in-fill drilling, conducted from January to April 2010, was focused on the open pit area (holes TPD 051-066, totalling 8,350 m) in order to upgrade the resource categories of the mineralization encountered in previous drilling programs around the main open pit zones.

Phase 2 drilling was conducted from April to August 2010, comprised of 27 diamond drill holes (TPD067- TPD93) and totalling 15,844 m drilled east and in particular west of the Toroparu main zone. The down-hole length of the holes varied from 389 m to 780 m. These holes were typically inclined at -45 or -50 degrees, towards either the northeast (at an azimuth of 027) or southwest (at an azimuth of 207) and the deepest hole reached a total down-hole length of 780 m. Most of the holes were drilled along trend to the northwest and up to approximately 1400 m from the western outline of the previous contour of the indicated resource.

The drilling along trend to the northwest and outside of the mineralized zone was performed to outline the contour of the indicated resource and extend the resource to the northwest. Holes TPD078 and TPD079 were drilled off trend towards the southwest on exploration targets from the 2009/2010 IP survey. TPD080 was designed to be a step out hole to extend the mineralization to the northwest approximately 150 m along trend.  Other holes consisted of exploration holes drilled towards the northeast and southwest targeting low IP anomalies.

All holes were cored with HQ rods within saprolite and transition zone sections, followed by NQ rods within the hard rock and angled roughly perpendicular to the trend of mineralization. Recoveries ranged from between 70-90% in saprolite to 90-100% in hard rock.

A total of 21,706 m of drilling in 35 diamond drill holes (TPD094 to TPD128) was completed at the Toroparu Project between September, 2010 and December, 2010. Excluding holes TPD122, TPD124 and TPD126 (which were drilled at the Timmermans prospect) and TPD128 (which was an exploration hole drilled southwest of the main deposit area) all holes were carried out as part of the ongoing drill program to further expand and optimize grade and tonnage parameters of the known gold-copper mineralization at the Toroparu Project area and to test continuity at various step-out locations along strike.

The drilling carried out at the Toroparu Project comprised a mix of both in-fill and step-out drill holes mostly drilled along trend to the northwest of the historic Toroparu open pit and designed to include the western extension of the gold-copper mineralization in the current mineral resource estimate.

Three exploration holes testing a geophysical anomaly at the off-trend Timmermans historical mining area 7 km northeast of the Toroparu Project intersected widespread alteration, as well as some encouraging initial gold assay results. A fourth exploration hole was drilled approximately 750 m southwest of the known gold-copper mineralization at Toroparu, intersecting 1.50 m of 1.42 g Au/t and 0.01 % copper from 217.50 m to 219.00 m.

All drill holes were cored with HQ rods within saprolite and transition zone rock, followed by NQ rods within fresh bedrock. Holes were typically inclined at -45° or -50° and angled roughly perpendicular to the trend of mineralization towards either the northeast at an azimuth of 027° or southwest at an azimuth of 207°. The deepest hole drilled reached a total down-hole depth of 764.00 m. Recoveries ranged from between 70-90% in saprolite to 90-100% in hard rock.

Highlights from the final phase of the 2010 Toroparu drill program include the intersection of 231 m of 0.58 g Au/t and 0.04 % copper in in-fill hole TPD103 from 194 m to 425 m, as well as encouraging intercepts in step out holes TPD096, TPD107 and TPD116.

Hole TPD096 was drilled along strike approximately 350 m west from the known mineralization of the Toroparu Project and intersected 59.5 m of 0.92 g Au/t towards the top of the hole (from 37.50 m to 97.00 m) and 152 m of 0.79 g Au/t and 0.03 % copper down hole (from 536.0 m to 688.0 m). Hole TPD107, collared 250 m west along strike from the known mineralization, intersected 276 m of 0.73 g Au/t from 396.0 m to 672.0 m and no significant copper mineralization. Hole TPD116, collared 100 m west along strike from the known mineralization, intersected 157.5 m of 1.0 g Au/t and 0.05 % copper.

As of the date of the Technical Report, 63,614 m of diamond drilling has been carried out at the Toroparu Project. The latest phase of the 2010 drill program resulted in a 350 m extension in mineralization to the northwest, as well as the identification of two additional mineralized lenses in this northwest extension area (namely the “Southern” and “Northern” lenses). Mineralization has also been extended to depth and currently remains open in all directions, including to depth.

Geologic Setting

The Guiana Shield, located in the northern portion of the Amazonian Craton, is a dismembered portion of the West African Craton well known for its gold potential. The geologic setting of the Northern Guiana Shield consists primarily of alternating volcano-sedimentary belts intruded by large granitoid batholiths and stocks of Paleo-proterozoic age.

Numerous economic gold deposits have been discovered in both the West African and Guiana Shields Lower Proterozoic volcano-sedimentary sequences over the last few decades. Most of West African deposits are in production, including the Obuassi, Ahafo, Tarkwa, Chirano gold deposits in Ghana; the Sadiola, Morila and Syama deposits in Mali; the Essakane, Taparko, Mana and Youga deposits in Burkina Faso and the Tongon gold deposit in Côte d’Ivoire.

In contrast to West Africa, few of the Guiana Shield deposits are in production, and the majority of the Guiana Shield is geologically underexplored. Geological mapping and regional exploration is hampered in the Guiana Shield by tropical vegetation and thick weathering profiles. In spite of this disadvantage, several significant gold discoveries have been made, including Las Christinas, Las Brisas in the Kilometre 88 district of Venezuela, Omai in Guyana, Gros Rosebel and Nassau in Suriname, and Paul Isnard, Camp Caiman and others in French Guiana. Historically, Omai in Guyana, and presently, Gros Rosebel in Suriname, are the producing gold mines on the Shield.

In the northern part of the Guiana Shield, the supracrustal sequences constitute the Barama-Mazaruni Supergroup and form three sub-parallel northwest oriented belts, having similar lithostratigraphy. Each of the belts features a base comprised of mafic tholeiitic basalts and minor ultramafic rocks, overlain by volcanics of intermediate composition alternating with terrigenous sediments. They are interpreted to have formed by successive back-arc closure and extensional oceanic-arc systems between 2200 and 2100 Ma. In Suriname and French Guiana molasse type sediments form sequences of siltstones, greywackes and conglomerate, unconformably overlying the volcano-sedimentary sequences. Geochronological data suggest ages around 2125 Ma, which correlates well with the Tarkwaian, gold bearing, clastic sediments of West Africa (Milesi, 1995). The extension of these terrigenous facies to the west into the Guiana Shield has not been mapped, but there are indications they exist.

Crustal shortening is reflected by polyphased deformation, which resulted in shear zone dominated strain and tight folding, arranging the volcano-sedimentary sequences in more or less elongated belts.

The above described supracrustal sequences are intruded by numerous, large and small calc-alkaline felsic to intermediate granitoid intrusions, called the “granitoid complex”, with ages ranging from 2140 to 2080 Ma (G. Voicu et al., 2001). These plutons form large batholithic zones in between the volcano-sedimentary belts and small plutons within the belts.

The Paleoproterozoic terranes of the Guiana Shield are marked by several large scale shear zones. The most prominent of these structural corridors stretches over 500-600 km in a west-north-westerly direction across most of the Guiana Shield. In Guyana this feature is known as the Makapa-Kuribrong Shear Zone (MKSZ). An interesting observation is that a majority of the known gold mineralization systems are located in the vicinity of these regional tectonic features.

Regional Geology

The Upper Puruni Property is located in the Upper Puruni River Area, of the Cuyuni-Mazaruni Region (Region 7) of western Guyana. The north-eastern part of the Upper Puruni Property is underlain by north-westerly trending volcano-sedimentary sequences of the Barama-Mazaruni Supergroup. These sequences are composed of alternating volcanic flows and pyroclastics of felsic to mafic composition, rarely ultramafic. Intercalations of sedimentary rocks, generally schists and greywackes, are frequent. Regional metamorphic grade is greenschist facies and can reach amphibolite facies in the vicinity of the granitoid intrusions.

Calc-alkaline felsic to intermediate intrusive rocks form a batholith sized composite pluton in the south-western part of the Upper Puruni Property (known as the Putareng River Zone). These rocks were intruded synchronous to late in the orogenic cycle and range in composition from granite over tonalite to diorite. Some authors suggest that the younger granites are associated with some of the gold mineralization systems in the Guiana Shield, such as the Omai and Aurora gold deposits in Guyana. The Toroparu Project is located at the south-eastern border of a small granitoid pluton.

The lack of systematic geological mapping means that large scale shear zones are not commonly documented in the Guiana Shield, though remote sensing imagery and airborne geophysics can provide useful information. The Upper Puruni Property area is marked by sets of NNW and WNW oriented lineaments well visible on the satellite images and airborne geophysical maps. This lineament pattern is the expression of fault and/or shear fractures, which are probably part of the regional Makapa-Kuribrong Shear zone system (MKSZ). The Toroparu Project occurs close to the intersection of the WNW trending Puruni Fault/Shear and the NNW oriented Wynamu Fault/Shear. Most of the gold occurrences in the Guiana Shield are close to major structural lineaments.

Thin section descriptions of surface samples of Barama-Mazaruni Group rock types include greenschist-facies phyllitic claystones that grade into volcanic sediments of acid to intermediate composition, such as fine-grained feldspar and quartz. Several varieties of rhyolitic tuffs were noted, exhibiting traces of volcanic glass in the matrix. Metamorphosed sedimentary and volcanic rocks locally display a well-developed foliation as a result of the alignment of sericite and chlorite which imparts schistose textures. Some lavas of intermediate composition were recognized in thin section, consisting of altered plagioclase with chlorite, epidote and quartz. A specimen of basaltic andesite, exhibiting flow lineation in the groundmass, was sampled. Several samples of silica-rich rock with high iron oxide content suggest a siliceous exhalative origin, as ascertained by previous workers.

Property Geology

Historic gold workings are distributed over a 7 km x 1.2 km northwest-trending corridor in the immediate area of the Toroparu Gold-Copper deposit.  This zone of alluvial gold mineralization, which is roughly coincident with the Puruni fault and shear zone, led to the discovery of the Toroparu gold-copper deposit.

Previous geochemical surveys noted a zone extending from east of the Toroparu open pit some 6 km north-westerly along a strike of 300º. Regional geochemical sampling by the GGMC, including rock samples, saprolite samples and stream sediments taken along drainages and at alluvial mining sites, show locally elevated values in the greater area surrounding Toroparu. Past fieldwork in and around alluvial mine areas indicates that some of the alluvial gold was derived presumably from potassic-altered granitic rocks as well as being derived from quartz veins in metavolcanics, as seen in float boulders.

The bedrock geology of the Toroparu area is inferred from indirect evidence because the entire area lies within deep jungle and a laterite/saprolite weathering layer extends typically to a depth of 30 to 40 metres, as determined by core drilling. Fresh rock outcrop exposures are very rare and most of the rock types are weathered to saprolite, a mixture of oxidized material and clay. Original rock compositions and some of the rock textures are obscured.

The knowledge of the local geology is mainly based on limited geological mapping of saprolite road and river cuts (alluvial workings), the Toroparu Pit (entirely in saprolite) and the core drilling in the Toroparu Project area. Trace element geochemical signatures in stream sediments and heavy mineral concentrates in alluvium and other material have been interpreted to ascertain the likely provenance of bedrock types.

The dominant lithologys of the Upper Puruni Property are metamorphosed (greenschist facies), often fine grained, acid to mafic volcanics (pyroclastics) and sediments. Reports mention the presence of mafic sequences in the northern part of the Upper Puruni Property. The volcano-sedimentary sequences are reported to be locally foliated sometimes sheared with quartz veins, displaying foliation and vein orientations of 110° to 140°. In the north-eastern part of the Upper Puruni Property, metamorphosed argillaceous and fine-grained arenaceous sediments form quartz-sericite (chlorite) schists with an east-west foliation in a 2 kilometre-wide belt. Metamorphosed fine-grained sediments outcrop at the headwaters of the Puruni and Putareng Rivers. The limited presence of mafic extrusive facies and the apparent predominance of andesitic and felsic volcanic rocks with sediments suggest that the upper part of the Barama-Mazaruni sequence is widespread within the map area. The regional northwest-southeast foliation appears to be deflected adjacent to major faults. Heesterman et al (2001) also observed that adjacent to major faults, the bedding and foliation change, and align themselves parallel to the direction of the fault-trend. These structural features have been observed along the Puruni River Shear Zone and can be seen in aerial photos. Furthermore there are indications that lithological boundaries are often fault controlled.

Limited field observations radiometric airborne and ground Induced Polarization geophysics suggest that the regional schistosity is an axial plane foliation, resulting from a phase of regional folding and shearing under greenschist metamorphic conditions. Local variations in strike directions were imparted during later fault movements along the major shear systems.

Granitoid plutons, south and north of Toroparu, are described as diorite, quartz diorite or granodiorite, from saprolitic rock samples.

Limited mapping information suggest that the large granitoid complex located in the southwestern part of the Upper Puruni Property is composed of different types of plutons, displaying syn-late or post-tectonic textures. The granitoid intrusions of late to post-deformation signature are thought to be related to gold mineralization. In some of the core drill holes the observation of porphyritic granite or granodiorite, often irregular, veins intruding the metavolcanic sequence suggests a porphyry type of gold deposit.

Alteration at Toroparu seems to have a potassic component, as interpreted from airborne radiometrics (described in a later section), and as deduced from ICP analyses of saprolite samples (hand auger and motorized auger sampling). This geochemical signature suggests a granitic derivation and indicates a possible granitoid source that may be associated with the Cu-Au-Mo mineralization.

Heavy mineral concentrates from the pit also show the presence of magnetite and hematite in pit samples from the saprolite. The occurrence of iron oxides along with the potassic alteration can be an indication for the typical association of iron oxide copper-gold (IOCG) deposit model.

Younger mafic intrusions are predominantly fine grained dolerite or diabase and they have been dated at between 1.54 Ga and 1.84 Ga elsewhere in the Guiana Shield.

Deposit Geology

In the period 2004-2006 the saprolite part of the Toroparu Project was extensively mapped and sampled in and around the open pit. The results of these campaigns, in spite of the strong saprolitic weathering, provided preliminary ideas and interpretations concerning the mineralization system and style of the Toroparu Project and its geological context. The current diamond core drilling program which started in 2006 and has drilled 63,614 m through December 31, 2010 has allowed the examination of gold–copper mineralization in bedrock.

Saprolite Geology

The original 250 x 200 meters and 23 meters deep Toroparu Pit developed within the saprolite weathered layer is comprised principally of more or less east-west trending, sub-vertical, purple and brown weathering units and less extensive green, tan, and yellow units. These saprolitic layers at depth are uniformly green, poorly sorted and likely tuffaceous metavolcanics in origin.

Before core drilling bedrock data were available, previous geologists made interpretations based on what was observed in the small Toroparu mining pit. Purple and brown units were believed to be derived predominantly from intermediate to mafic volcanic tuffs and/or flows. These hematite-rich units are fine-grained for the most part, but also brecciated units with clasts, were observed. Several 1 to 2 metre-wide sections, containing parallel auriferous quartz veinlets were noted. The green, tan, and yellow units are probably derived from volcaniclastic metasediments.

Thin 30 to 50 cm sections of orange-red-yellow saprolite are present within the brown and purple units were interpreted to mark well foliated zones. Also, the green units in the central pit area were interpreted to be mafic volcanic and/or pyroclastic facies containing auriferous quartz veinlets. Furthermore numerous small rusty spots which can represent finely disseminated oxidized sulphides; and cubic of pyrite. These sulphides were not visible in the purple and brown units as they are the same color as the host rock lithology.  Along the eastern pit margins a greenish, fine grained facies seem to form dike-like structures which to date have been barren.

Bedrock Geology

The four diamond drill campaigns, conducted by ETK between December 2006 and December 2010, penetrated the deeper hard rock equivalents of the overlying surficial saprolites. Core logging demonstrates that the Toroparu Au-Cu mineralization is hosted by a sequence of predominantly greenschist metamorphic pyroclastics of felsic to mafic composition, containing minor porphyritic volcanic flows. Locally the predominant fine grained tuffaceous facies grade into coarser lapilli and fragmental pyroclastics (possible volcanic breccia or debris flows). Minor fine grained and laminated arenaceous successions, appear locally and seem to become more abundant in the northern part of the Toroparu sequence.

The volcanic host sequence is intruded by a porphyritic granodiorite pluton in the northwest of the deposit area. The intrusive contact zone is irregular, which is reflected by finger like intrusive bodies invading the volcanic/sedimentary country rock.  The majority of the host volcanic sequence did not undergo strong deformation. The sub-vertical succession of pyroclastic, volcanic and sedimentary units appears as massive, non- or weakly foliated facies.

The mineralization displays good Au and Cu grades within the pyroclastic successions, but becomes progressively weaker in the vicinity of the granodioritic pluton to the NW.

In summary, the core logging suggests that the current Toroparu Project is hosted within a typical Paleoproterozoic volcano-sedimentary sequence with mineralization controlled, at least in part, by a moderately developed fracture zone and associated quartz-carbonate veinlet stockwork.

Mineralization

The Toroparu alluvial/saprolite open pit contained maximum gold and copper values of 22 g Au/t and 900 ppm Cu hosted by purple saprolite with quartz veinlets. Within the immediate pit area, Heesterman’s “bulk leach extractable gold” methodology on pit feed samples yielded values of Au (1.4 ppm), Ag (0.27 ppm) and Cu (894 ppm) with elevated amounts of trace elements, including Bi (14 ppm), Mg (0.23%), V (184 ppm), Sc (36 ppm), Rb (150 ppm), W (6 ppm), As (3-5 ppm), Mo (1-3 ppm). Heavy mineral concentrates from the pit contained hematite, magnetite and rutile.

In earlier work, observations in the saprolite open pit indicated that gold is associated with thin quartz veinlets in the purple and brown saprolite units and to a lesser extent in the greenish saprolitic facies. The milky to clear veinlets, sometimes containing free gold with associated tourmaline, are typically 0.5 cm to 1.0 cm thick and several decimetres long. They have been observed within 1 to 2 metre-wide pit exposures over a several metre strike length, trending west and west-northwest. Some geologists interpreted the quartz vein sets to be related to brittle deformation of the volcaniclastics within fold flexures and/or zones of shearing.

Gold is also present as free disseminated grains in saprolite that is devoid of quartz veins. This mode of occurrence suggests that the gold may have been originally encapsulated in disseminated sulphide blebs or in hairline fracture-coatings that are now oxidized and clay-altered. Gold content in saprolite devoid of quartz veins typically returned less elevated, but significant, gold grades of 0.5 to 1.5 g Au/t.

The 2006-2010 core drilling campaign verified that the mineralization is hosted by a succession of pyroclastics and minor volcanic flows with intercalated sedimentary beds. The main mineralized zone is comprised of two lenses: the main or eastern lens, containing the larger part of the resource and displaying the highest average Au and Cu grades and the western lens, which is marked by lower average gold grades and very low grades of Cu. In the western and south-western parts of the deposit area these sequences are intruded by a porphyritic granodiorite, forming very irregular intrusive contacts.

Over most of the deposit area the volcano-sedimentary sequences are invaded by irregular zones of silicification and sericitization, with associated epidote and chlorite, which demonstrate the existence of a large alteration system. Carbonate is ubiquitous in most lithologies as small disseminated grains in the groundmass, sometimes giving the rock a micro-porphyritic aspect, and is interpreted to be of hydrothermal origin. A possible potassium component of the alteration system is eventually reflected by the occasional or sporadic presence of K-feldspars in some of the facies. Pyrite is less wide-spread, but seems to occur in halo around the Au-Cu mineralized zones. Quartz-carbonate veining and associated fine (mm to cm widths) random fracturing is more or less confined to the main mineralization system.

Core logging indicates that the primary style of Au-Cu mineralization is fine to coarse grained disseminations of sulphide blebs, aggregates and clusters of chalcopyrite and subordinate pyrite, bornite, molybdenite, chalcocite and very rarely arsenopyrite. Total sulphide content is low, commonly 0.5 to 1%, and rarely over 3%. Sulphides are disseminated in the rocks as well as in the fine quartz-carbonate veinlets and fractures, which seem to control the mineralization and form more or less sub-vertical ore bodies as reflected by the resource modeling (Figure 10.1). Zones of higher grade Au-Cu mineralization are associated with the presence of higher concentrations of bornite and somewhat more abundant molybdenite. Furthermore these zones contain frequent visible fine gold grains, mainly appearing in the quartz-carbonate veinlets and fine fractures. Copper mineralization disappears or becomes very weak in the western mineralized lens, where acid porphyritic intrusives are more abundant.

Additional petrographic and mineralogical analyses currently underway are designed to provide additional data to allow further refinement of mineralization style and the Toroparu Project model. Initial ICP MS analysis indicate that samples within the main mineralized zones are anomalous in Au, Cu, Bi, Te, Se, W, Sn, Pb, Ag and Mo. Apart from Au and Cu, elements such as Mo, Bi and Te reach notable grades. More chemical analyses are required to complete the database.

The mineralogical and limited chemical information along with the presence of a porphyritic acid intrusive suggest that the Toroparu Project belongs to the class of porphyry Au-Cu deposits. However further petrographical, mineralogical and chemical work as well as additional litho-structural investigation is required to provide more evidence in support of this interpretation.

Sampling Method and Approach

All sampling of drill core, for both phases of drilling, was supervised by Dr. A. Kemp and Harvey Klatt, P. Geo.  This work is carried out on site in a specially constructed core logging and core storage facility near the open pit.  The core storage is housed in a large industrial steel container with wooden core racks that can be secured with locks.  Adjacent to the core storage, long core logging tables, with fluorescent lights and a diamond saw area, facilitate core logging and sample processing.

The core is first cleaned, labelled and tagged and then photographed in three box batches for reference.  The core is marked in 1 metre or 1.5 metre lengths and these are then split.  HQ saprolite samples are split with a knife and the NQ hard rock core is sawn in half with a diamond saw.  Half of the core is put in marked sample bags with an appropriate tag.  The other half is placed in the core box for logging and storage.  Ten samples are placed in rice sacks which are then labelled, weighed and marked for weekly air transport to Acme Analytical Laboratories (“Acme”) in Georgetown, Guyana.  Acme labs are also located in Vancouver, British Columbia, Canada and Santiago, Chile.

After every 20th sample, a certified reference material (a.k.a. CRM, standard), a core duplicate and a blank were inserted into the sample stream. Blank material was sourced from an outcrop of diabase intrusive, located approximately one kilometre south of the mineralized area.

The core was sampled in 1.0 and 1.5 metre intervals in a continuous fashion throughout each drill hole from the topmost saprolite sections to final depths in greenstones.  This approach ensured that the fine disseminated nature of the sulphides was adequately sampled and assayed over the entire core length.

There are no obvious drilling, sampling or recovery factors that would impact the reliability of the samples.

Sample Preparation, Analysis, and Security

2009 and 2010 Diamond Drill Program

All drill core samples were prepared under the supervision of professional geologists for the 2009-2010 drilling at the Toroparu Project. The geologists were assisted by three trained helpers who split, bagged and prepared the sample batches.

The core samples are stored at the Toroparu Project camp in a locked steel shipping container and are transported by truck to the prep lab in Georgetown.

Acme Analytical Laboratories (“Acme”)

Acme Labs operates 19 offices in 11 countries. Acme implemented a quality system compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. On November 13, 1996, Acme became the first commercial geochemical analysis and assaying lab in North America to be accredited under ISO 9001. The laboratory has maintained its registration in good standing since then.

In 2005 the Santiago, Chile laboratories received ISO 9001:2000 registration with the preparation facilities in Mendoza, Argentina and Georgetown, Guyana following in 2006.  Acme’s Lima, Peru facility has just completed their registration audit. Both the Vancouver and Santiago hub laboratories are working toward ISO 17025:2005 accreditation and are expected to complete the accreditation process within the next year.

At Acme in East Coast Demerara, the samples are dried and the entire sample is crushed to better than 70%, passing -10 mesh. A 1000 gram split is taken and pulverized to better than 85% passing -200 mesh. The pulps are sent to Acme either in Santiago, Chile or Vancouver, British Columbia where they are analyzed for gold and copper.

All copper samples were analysed by four-acid digest with AAS finish. The majority of gold samples were analysed by lead collection fire assay method with AAS finish (50 gram charge). All samples with results >5 g/t were further analysed by lead collection fire assay method with a gravimetric finish. Select samples were also analysed by Total Metallic Screen method as required and, more recently, select batches were sent for analysis by Total Metallic Screen method only.

The sample preparation procedures, security and analytical procedures carried out at the Toroparu mine site and at the various analytical laboratories are all in accordance with industry best practices and accepted industry standards.

Data Verification

Site Visit and Independent Sampling

The Toroparu Project was visited by Antoine Yassa, P. Geo. from February 2, 2011 to February 5, 2011. Data verification sampling was done during the visit by taking ¼ splits of the remaining half core, with a total of 18 samples taken from seven holes. The samples were then documented, bagged, and sealed with packing tape and were brought to Acme Labs in Georgetown where they were coarse crushed and shipped to the offices of P&E in Brampton, Ontario. From there the samples were sent via courier to AGAT Labs in Mississauga for analysis.  At no time, prior to the time of sampling, were any employees or other associates of Sandspring advised as to the location or identification of any of the samples to be collected.

Quality Control Program

Sandspring maintained a quality control program that had been initiated with hole TPD01, with the addition of certified reference materials, blanks and field duplicates to the sample stream. Samples were grouped into numbered batches consisting of 35 samples, which included the insertion of two certified reference materials, a blank, as well as a field duplicate, a coarse reject duplicate and a pulp replicate.

Over 18,000 samples were sent to Acme for analysis from August through January. Included in this number were some 846+ certified reference material samples and 520+ blank samples. There was a cumulative total of 563 pairs of field, 607 pairs of coarse reject and 562 pairs of pulp duplicates available for precision statistics.

Certified Reference Materials

Sandspring inserted between six and seven different certified reference materials for holes TPD094 to TPD128. All results for all reference materials were examined in detail including graphs of each with the performance gates based on the standard deviations of the between lab round robins as per the certification spec sheets. Any failure of the Au or Cu reference materials to meet the criteria was examined in detail and dealt with. All the data included for the current resource passed the rigorous quality control program.

Blanks

The blank material BL-6 was purchased at CDN Resource Labs in British Columbia. BL-6 is not certified as being sterile for copper, however the average copper value in 521 samples was 0.006%. All blank values were examined and any questionable values were dealt with to ensure a clean database.

Field Core Duplicates

Statistics on the cumulative 563 pairs of field, 607 pairs of coarse reject and 562 pairs of pulp duplicates were completed using an Absolute Relative Difference plot and a Thompson-Howarth Precision plot and comparing results from the two. Precision for gold showed definite improvement from the field (core) duplicate to the coarse reject duplicate level. The coarse rejects and pulps have almost identical precision at 13%, which is excellent for the coarse reject; however it is less precise at the pulp level. Various changes in protocol were made, and an increase in pulp precision is expected. Copper pulp duplicates demonstrated excellent precision at 3%. The data was considered to be of good quality for use in a resource estimate.

Mineral Resource Estimate

The following estimate of the mineral resources of the Toroparu Project is in compliance with NI 43-101 and CIM standards.  The resource estimate was undertaken by Eugene Puritch, P.Eng. and Antoine Yassa, P.Geo. of P&E of Brampton, Ontario with an effective date of December 31, 2010.

Block Modeling

The Toroparu Project resource model was divided into a block model framework containing 31,992,000 blocks that were 5 m in X direction, 5 m in Y direction and 5m in Z direction. There were 620 columns (X), 344 rows (Y) and 150 levels (Z). The block model was rotated 27 degrees clockwise. Separate block models were created for rock type, density, class, Au and Cu.

A volumetric percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain. As a result, the domain boundary was properly represented by the percent model ability to measure infinitely variable inclusion percentages within that domain.

The Au and Cu composites were extracted from the Microsoft Access database composite table into separate files. Inverse distance squared grade interpolation was utilized for all elements. The first grade interpolation pass was utilized for the Indicated classification while the second was for the Inferred classification.

Resource Classification

During the Toroparu classification interpolation search ellipsoid passes 100,771 grade blocks were coded as Measured, 468,940 as Indicated and 1,028,506 as Inferred. All classifications were determined from the Au search ellipsoid passes due to the majority potential economic contribution of Au in the deposit.

Resource Estimate

The resource estimate was derived from applying Gold-Equivalent (“AuEq”) cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The AuEq grades in the block model were calculated as follows:

Au Price	US$1,137/oz. (Feb 28/11 24 mo. trailing avg.)
Au Recovery	93%
Cu Price	US$3.13/lb. (Feb 28/11 24 mo. trailing avg.)
Cu Recovery	80%

Therefore the AuEq = [[($3.13 x 22.046 x 80%)/($1,137/31.1035 x 93%)] x Cu%] + Au g/t
Effectively 1% Cu = 1.62 grams Au

The following calculation demonstrates the rationale supporting the AuEq cut-off grades that determine the potentially economic portions of the open pit mineralization.

Saprolite Open Pit AuEq Cut-Off Grade Calculation US$

Au Price	$1,137/oz. (24 mo. trailing average price Feb 28/11)
Au Recovery	91%
Process Cost (3,000tpd)	$6.64/tonne processed (HFO generated power)
General/Administration	$1.52/tonne processed

Therefore, the Au cut-off grade for the saprolite portion of this resource estimate is calculated as follows:

Operating costs per ore tonne = ($6.64 + $1.52) = $8.16/tonne
[($8.16)/[($1,137/oz./31.1035 x 91% Recovery)] = 0.245g/t AuEq Use 0.24g/t

Fresh Rock Open Pit AuEq Cut-Off Grade Calculation US$

Au Price $1,137/oz. (24 mo. trailing average price Feb 28/11)
Au Recovery 93%
Process Cost (30,000tpd) $6.64/tonne processed (HFO generated power)
General/Administration $1.52/tonne processed.

Therefore, the Au cut-off grade for the fresh rock portion of this resource estimate is calculated as follows:

Operating costs per ore tonne = ($6.64 + $1.52) = $8.16/tonne
[($8.16)/[($1,137/oz./31.1035 x 93% Recovery)] = 0.240g/t AuEq

The open pit resource model was further investigated with a Whittle pit optimization to ensure a reasonable stripping ratio was applied and a reasonable assumption of potential economic extraction could be made. The following parameters were utilized in the pit optimizations:

Au Price	US$1,137/oz. (24 month trailing average price Feb 28/11)
Cu Price	US$3.13/lb. (24 month trailing average price Feb 28/11)
Au Recovery	(Saprolite) 91%
Au Recovery	(Fresh Rock) 93%
Cu Recovery	80%
Mining Cost	(Saprolite) $0.87/tonne mined
Mining Cost	(Fresh Rock Waste) $1.28/tonne mined
Mining Cost	(Fresh Rock Min) $1.38/tonne mined

Process Cost	(Saprolite) $6.64/tonne processed
Process Cost	(Fresh Rock) $6.64/tonne processed
General/Administration	$1.52/tonne processed
Pit Slopes	50 degrees

The above data were derived from first principles and similar open pit gold projects to Toroparu. See optimized pit shell in Appendix VII of the PEA.  The resulting resource estimate(1)(2)(3) is set forth in the following tables.

TOROPARU OPTIMIZED PIT RESOURCE ESTIMATE AT 0.24 G/T AUEQ CUT-OFF GRADE(1)(2)(3)(4)

Classification	Tonnes (000's)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000's)	Cu lb. (millions)	AuEq oz. (000's)
Saprolite
Measured	1,021	0.96	0.05	0.96	31.5	1.2	31.5
Indicated	2,747	0.68	0.05	0.68	60.1	3.0	60.1
Measured & Indicated	3,768	0.76	0.05	0.76	91.6	4.2	91.6
Inferred	5,473	0.85	0.04	0.85	149.6	4.8	149.6
Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	88.4	1,031.1
Indicated	119,466	0.68	0.09	0.84	2,611.8	237.0	3,226.4
Measured & Indicated	148,101	0.72	0.10	0.89	3,422.0	325.4	4,257.5
Inferred	209,365	0.71	0.05	0.80	4,779.2	230.8	5,385.0
Total
Measured	29,656	0.88	0.14	1.11	841.7	89.6	1,062.6
Indicated	122,213	0.68	0.09	0.84	2,671.9	240.0	3,286.5
Measured & Indicated	151,869	0.72	0.10	0.89	3,513.6	329.6	4,349.1
Inferred	214,838	0.71	0.05	0.80	4,928.7	235.6	5,534.6

____________________

(1)           Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues and are subject to the findings of a full feasibility study.
(2)           The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3)           The mineral resources in this estimate were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(4)   The metal prices used in this estimate were a February 28, 2011 two year trailing average as follows: Au US$1,137/oz., Cu $3.13/lb., Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of Fresh rock and $0.87 per tonne of Saprolite, Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 50 degrees.

OPTIMIZED PIT SENSITIVITY TO RESOURCE ESTIMATE AT 0.42 G/T AUEQ CUT-OFF GRADE

Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Saprolite
Measured	832	1.11	0.04	1.11	29.6	0.8	29.6
Indicated	1,817	0.86	0.06	0.86	50.5	2.4	50.5
Measured & Indicated	2,649	0.94	0.05	0.94	80.1	3.2	80.1

Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Inferred	3,893	1.06	0.05	1.06	132.8	4.1	132.8
Fresh Rock
Measured	24,410	0.99	0.16	1.26	777.7	85.6	985.7
Indicated	87,542	0.85	0.10	1.02	2,378.3	200.7	2,865.2
Measured & Indicated	111,952	0.88	0.12	1.07	3,156.0	286.3	3,850.9
Inferred	145,645	0.87	0.06	0.97	4,078.6	195.9	4,551.5
Total
Measured	25,242	0.99	0.16	1.25	807.3	86.4	1,015.3
Indicated	89,359	0.85	0.10	1.01	2,428.8	203.1	2,915.7
Measured & Indicated	114,601	0.88	0.11	1.07	3,236.1	289.4	3,931.0
Inferred	149,539	0.88	0.06	0.97	4,211.4	200.0	4,684.3

An optimized sensitivity defined at a 0.42 g/t AuEq cut-off grade for both saprolite and fresh rock was generated to compare the February 28, 2011 Mineral Resource Estimate to the estimate at the same 0.42 AuEq cut off contained in Technical Report Nr. 193, effective September 12, 2010.

This comparison results in a reported increase in Measured and/or Indicated Resources of 874,000 oz. Au and 67 million lbs. Cu and an increase in Inferred Resource of 1,507,000 oz. Au and 19 million lbs. Cu over that reported in the Technical Report Nr. 186, effective September 12, 2010.

GLOBAL MINERALIZED INVENTORY SENSITIVITY AT 0.24 G/T AUEQ CUT-OFF GRADE

Classification	Tonnes (000’s)	Au (g/t)	Cu (%)	AuEq (g/t)	Au oz. (000’s)	Cu lb. (millions)	AuEq oz. (000’s)
Saprolite	1,065	0.97	0.05	0.97	33.2	1.1	33.2
Measured	2,823	0.69	0.05	0.69	62.3	3.2	62.3
Indicated	3,888	0.76	0.05	0.76	95.5	4.2	95.5
Measured & Indicated	5,575	0.85	0.04	0.85	151.8	5.4	151.8
Inferred	1,065	0.97	0.05	0.97	33.2	1.1	33.2
Fresh Rock
Measured	28,635	0.88	0.14	1.12	810.2	90.9	1,031.1
Indicated	119,666	0.68	0.09	0.84	2,631.6	237.4	3,212.6
Measured & Indicated	148,302	0.72	0.10	0.89	3,441.8	328.3	4,243.7
Inferred	228,112	0.71	0.05	0.79	5,177.8	256.5	5,801.2
Total
Measured	29,700	0.88	0.14	1.11	843.4	92.0	1,064.3
Indicated	122,490	0.68	0.09	0.83	2,693.9	240.6	3,274.8
Measured & Indicated	152,190	0.72	0.10	0.89	3,537.2	332.6	4,339.1
Inferred	233,687	0.71	0.05	0.79	5,329.6	261.9	5,953.0

Confirmation of Estimate

As a test of the reasonableness of the resource estimates, the block model was queried at a 0.01 g/t AuEq cut-off grade with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domains. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domains. See below.

COMPARISON OF WEIGHTED AVERAGE GRADE OF CAPPED ASSAYS AND COMPOSITES WITH TOTAL BLOCK MODEL AVERAGE GRADES

	Au (g/t)	Cu (%)
Capped Assays	0.62	0.07
Composites	0.62	0.07
Block Model	0.60	0.06

Results of Preliminary Economic Assessment

The Technical Report included an independent NI 43-101 compliant preliminary economic assessment (“PEA”) on the Toroparu Project. The PEA is based on a potentially mineable portion of the Mineral Resource (Toroparu Mine) defined by a 0.50 g/t AuEq cut-off grade for both saprolite and fresh rock. The optimum payback shell for the Toroparu Project was determined using a cut-off of 0.5g/t AuEq, and was intentionally elevated from the resource cut-off grade of 0.24 g/t AuEq to improve early cash flows and minimize the recovery period of pre-production capital expenditures.

POTENTIALLY MINEABLE PORTION OF THE MINERAL RESOURCE

Potentially Mineable Classification	Tonnes (000’s)	Au g/t	Cu %	AuEq g/t	Au oz. (000’s)	Cu lb. (millions)
Saprolite Measured	884	1.03	0.04	1.11	29.3	0.8
Saprolite Indicated	1,804	0.84	0.06	0.95	48.7	2.5
Saprolite Measured & Indicated	2,688	0.90	0.06	1.00	78.0	3.3
Saprolite Inferred	4,016	0.98	0.05	1.07	126.5	4.5
Fresh Rock Measured	23,156	1.00	0.16	1.29	745.2	81.6
Fresh Rock Indicated	65,661	0.88	0.12	1.09	1,848.7	167.7
Fresh Rock Measured & Indicated	88,817	0.91	0.13	1.14	2,593.9	249.3
Fresh Rock Inferred	44,733	0.80	0.09	0.95	1,146.3	84.1
Total Measured & Indicated	91,505	0.91	0.13	1.14	2,671.9	252.6
Total Inferred	48,749	0.81	0.08	0.96	1,272.8	88.6
Stockpile	39,012	0.31	0.06	0.42	373.5	11.0

____________________

 (1)           The estimated tonnes and grade shown above are based on a 0.5 g/t Au equivalent mineable resource, 7% mine dilution at a diluting grade of 0.20 g/t and 0.03% Cu, with 2.5% mining losses. The metal prices used were based on a February 28, 2011 two-year trailing average as follows: Au US$1,137/oz., Cu$3.13/lb., Au : Cu ratio using 93% Au recovery and 80% Cu recovery was 1.62 Cu to Au. Mining costs were $1.28 per tonne of Fresh Rock and $0.87per tonne of Saprolite. Processing and G&A costs were $8.16/tonne. Pit optimization slopes were 49 degrees in Fresh Rock and 38 degrees in Saprolite as disclosed in the Company’s March 22, 2011 press release.
(2)           The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized either in whole or in part.

Two metallurgical testwork programs have been undertaken on samples from the Toroparu Project. An initial scoping level metallurgical testwork program on hard rock core from ETK’s drill program and gravity tailings material from historical saprolite mining was undertaken by SGS Lakefield Research (SGS) in June 2009.This was part of the Company’s due diligence process prior to the acquisition of ETK Inc.

A second, more comprehensive program was initiated in November 2010 at SGS. This program was intended to support pre-feasibility and or feasibility level metallurgical testing of potential mineral processing flowsheets. The testwork is currently in progress and a metallurgical report has not yet been issued.

Both metallurgical studies undertaken to date indicate the Toroparu Project’s fresh bedrock responds well to conventional gold and copper extraction and recovery methods. The studies include primary grinding/milling, gravity concentration, and primary ore flotation of a marketable gold-bearing copper concentrate and cyanidation of intermediate products (first flotation cleaner tailings) for enhanced recovery of gold from fresh rock. Weathered saprolite responded well to standard 72–hour leach and 48–hour CIL recovery tests.

Based on the metallurgical testwork to date, a standard multi-stage flotation concentration process for fresh rock, and whole ore leach process or weathered saprolite was used in the PEA. Fresh rock processing results in the production of a copper concentrate assaying ~25% Cu and 4.4 oz. Au, containing 63% of the gold and 80% of the copper recovered from ore that is shipped off-site for custom smelting and recovery of Au and Cu metals. Leaching of intermediate concentrate tailings to produce doré on-site for shipment to a refinery increases overall gold recovery to 91% of gold contained in ore. The potential to increase gold recovery from the addition of a gravity concentration circuit, while demonstrated in the lab, was not considered in the financial model contained in the PEA. Estimated smelter terms of 95% payable for gold and 96% payable for copper result in the recovery of 88% of gold and 77% of copper contained in fresh rock ore averaged over the 17 year life of mine. These recoveries are utilized for revenue calculation in the PEA (see “Process Recovery Summaries” table below). Testing of the separate whole ore leach process proposed for weathered saprolite material processing results in recoveries of 92% of gold contained in ore and no assumed Cu recovery, being utilized for revenue calculations in the PEA.

PROCESS RECOVERY SUMMARIES
Description	Au	Cu
Rougher Flotation Recoveries- Fresh Bedrock	91%	97%
Copper Concentrate Recoveries	63%	80%
Cleaner Tails Recovery	25%
Concentrate Process Recovery	89%	80%
Concentrate Payables	95%	96%
Concentrate Payable Recovery	85%	77%
Saprolite Payable Recovery	92%

Capital cost for the proposed mineral processing facility is estimated to be $259 million over the life of mine (“LOM”) and stockpile reclamation periods. These costs are based on separate processing facilities for 30,000 TPD of sulphide ore and 3,000 TPD of saprolite ore and are inclusive of capital expenditures for support infrastructure and tailings disposal.

Base case operating cost estimates for the proposed mineral processing facilities are $6.26/t of material processed.

Infrastructure & Support Facilities

A proposed site plan has been developed by P&E in conjunction with Klohn, Crippen, Berger for the PEA. The site plan is reproduced in the Technical Report.

Waste Management Facilities

The PEA is based on tailings disposal in the Tailings Storage Facility (“TSF”) in years 1 to 13, and in the mined out open pit beginning in year 13 and ending in year 17. The PEA includes LOM total capital and operating expenditures of $216 million for tailings disposal in the TSF and mined-out open pit. This total includes $13.3 million for pre-production dam and related infrastructure construction, TSF sustaining capital of $10.75 million per year in years 1-12, and $6.0 million sustaining capital during the switchover to in-pit tailings disposal in year 13. The projected LOM average operating cost for tailings disposal is $0.38 per tonne of material processed.

Power Generation Facilities

The total connected electrical load is estimated to be 57.5 MW, with average demand load of 39.3 MW and normal operating running load of 30.6 MW for mining process, facilities, and infrastructure. Proposed generation facilities include on-site power generation by electric generators running on heavy fuel oil. Capital cost of the power generation facilities is estimated at $85.57 million. Base case operating costs of these facilities are estimated as $0.1157/kWh consumed including maintenance and transmission losses. Estimated average annual power costs of $30.3 million or $2.62/t ore milled, which is 19% of average estimated LOM operating cost $13.78/t material at 24 month trailing avg. prices for heavy fuel oil on the effective date of February 28, 2011 of $70/bbl. Pro-rata power costs are included in the operating cost estimates for mining, processing, and infrastructure and general and administrative costs (“G&A”).

Infrastructure and G&A

The Toroparu Project site is not close to any major population centres and will require a complete suite of service infrastructure and support facilities, including accommodation for the operations and support personnel.

The main infrastructure requirements for the project will include:
•	Airstrip improvement;
•	Upgrading of the Itaballi port facilities;
•	Upgrading of the road from Itaballi to the Toroparu Project site;
•	Electrical power supply and site distribution;
•	Site service roads;
•	Haul roads for mine rock transport;
•	Explosives magazines;
•	Mine maintenance shop;
•	Warehouse and laydown yard; Services/Technical/Administration office building;
•	Camp and recreational facilities;
•	Water supply system and water treatment plant;
•	Landfill site for garbage disposal; and
•	Sewage Disposal.

Total estimates for annual G&A costs are $18 million, of which approximately $9.8 million is for salaries and benefits. In years 14 to 17 when mining is completed and processing of the stockpiles is underway, the annual G&A costs are reduced to $12.2 million. LOM average G&A costs are estimated as $1.52/t material processed.

Discounted Cash Flow (Economic) Analysis

The economic analysis in the PEA uses a pre-tax base case cash flow model where annual undiscounted costs and revenues during the 17-year mine life are projected.

The input parameters used in the cash flow of the Toroparu Project and a sensitivity scenario are shown in the table below, complete with the results of the economic analysis.

RESULTS OF THE CASH FLOW ANALYSES (PRE-TAX)

			Sensitivity Scenario2,3
Economic Parameter		PEA Base Case1,3,	February 2011 average price sensitivity case
Metal Prices	Au ($/oz)	1,137	1,373 (+236)
Cu ($/lb)		3.13	4.47 (+1.34)
Fuel Prices	HFO ($/bbl)	70	100 (+30)
Diesel ($/L)		1.06	1.50 (+0.44)
Electrical Power Cost	HFO ($/kWh)	0.116	0.159
Operating Cost	$/t milled	13.78	15.52
Cash cost	$ / Au oz	442	524
Pre-Production CAPEX		$617M	679M
NPV	Undiscounted ($)	1,565M	2,063M
NPV (5%) (base case)($)		854M	1,162M
IRR	%	24.5	28.6
Payback Period	Years	3.2	2.9

_____________________

 (1)           The current PEA presents the “base case”.
(2)           The sensitivity scenario is a modified version of the base case. In an intermediate scenario (not shown in the above Table) using a 4% higher Au price, 8% higher Cu price, 21% increase in heavy fuel oil (HFO) price and 10% increase in pre-production capex, the estimated undiscounted cashflow is $1,608M, NPV(5%) = $867M, pre-tax IRR = 23.3% and payback is 3.4 years. In a current price scenario (not shown in the Table above) using average Feb 2011 Au & Cu prices, February 28, 2011 delivered HFO price, diesel fuel price of $1.06/L, and 10% increase in pre-production capex, the estimated undiscounted cashflow is $2,209M, NPV(5%) = 1,259M, pre-tax IRR= 30.3%, and payback is 2.8 years.
(3)            The potentially mineable mineral resources include Inferred resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration would result in upgrading them to an Indicated or Measured mineral resource category.

Conclusions and Recommendations of the PEA

Based on the positive economic results of the PEA, the mineral resources contained in the Toroparu Project will likely be sufficient to support a profitable mining operation, and therefore P&E recommended that the following steps be taken to advance the Toroparu Project towards a commercial production decision.  To advance the project towards feasibility, P&E recommended:

•
A multi-phase 30,000 metre (~60 hole) in-fill diamond drilling program to upgrade the 47,749,000 tonnes of Inferred Resource in the Potentially Mineable Portion of the mineral resource defined in the PEA to Indicated and/or Measured and Indicated Resource;

•
A condemnation drilling program to determine suitability of waste storage, TSF, site infrastructure locations through the drilling of 100 RAB drill holes of up to 200 m per hole for a total of 20,000 metres;

•	Advance the geotechnical work including on-going
o	Airborne geotechnical (LIDAR) surveys of the Toroparu Project area
o	Waste rock, TSF, site facility condemnation drilling programs
o	Geotechnical,, hydrological, seismic and other studies required for the permitting of the TSF;
•	Continuation of the 2010 SGS metallurgical testing program to complete process recovery, comminution, and environmental characterization testwork to pre-feasibility level standards;
•
Completion of economic trade off studies to determine final process flow sheet and the extent of the potential for on-site gold under operating and capital cost conditions similar to those presented in the PEA; and

•	Completion of the environmental authorization and other permitting requirements to advance the project toward a production decision.

Subject to pre-feasibility level engineering and environmental studies deemed accurate to acceptable levels, P&E recommend that Sandspring undertake a full feasibility study on production from the Toroparu gold-copper resource. The proposed budget for further exploration of the Upper Puruni area and on the Toroparu Project, a feasibility study, maintenance costs, permit conversion costs, G&A, and including a contingency of 10% of costs was estimated at $47,819,000, subject to revision as pre-feasibility studies dictate.

2011 Expansion and Infill-Drilling Program

Following the completion of the infill program in March 2011, exploratory drilling programs focused on testing the potential of the mineralized domains along trend in the Northwest, West-Northwest, and Southeast portions of the Toroparu Project deposit area. The Company is presently drilling with four drills to optimize the Toroparu resource and to test exploration targets within the 6 km long, west-northwesterly trending structural corridor. The infill drill program was designed to better define the geological controls, optimize grade and improve classification of the inferred resource contained in the potentially mineable portion of the Toroparu resource as disclosed in the Technical Report. A regional sampling and mapping program is ongoing across the Company’s larger Upper Puruni Property with the objective of identifying new targets for drilling.

Results from this infill program continue to demonstrate the continuity of elevated gold grades within and adjacent to the previously defined higher-grade lenses. A total of 60,666m of results has now been reported from the 2011 drill program, with a total of 131,385m reported from Toroparu. The results of the 2011 expansion and infill-drilling program will form the basis of an NI 43-101 compliant updated mineral resource estimate and updated preliminary economic assessment.

DIVIDENDS

No dividends on the Common Shares have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s consolidated operating results, financial condition, and current and anticipated cash needs.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares.  As of December 31, 2010, there were 107,748,227 Common Shares and no preferred shares were issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors of the Company at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company.  Holders of Common Shares are also entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

TRADING PRICE AND VOLUME

Market for Securities

The Common Shares are listed and traded on the TSXV under the symbol “SSP.”  The following table indicates the high and low trading prices and the trading volume for the Common Shares on the TSXV on a monthly basis during the financial year ended December 31, 2010.

Period	High ($)	Low ($)	Volume
December 2010	3.75	2.72	3,477,000
November 2010	3.28	2.64	6,276,000
October 2010	3.06	2.52	7,707,000
September 2010	3.05	1.57	12,930,000
August 2010	1.73	1.25	3,774,000
July 2010	1.55	1.18	1,797,000
June 2010	1.45	1.25	4,632,000
May 2010	1.49	1.09	2,946,000
April 2010	1.65	1.25	5,526,000
March 2010	2.00	1.51	4,353,000
February 2010	1.96	1.36	6,762,000

Period	High ($)	Low ($)	Volume
January 2010	1.68	1.13	11,103,000

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company currently, and over the past five years.  All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name & Province/State and Country of Residence	Position with the Company	Principal Occupation Currently and During Past Five Years
John R. Adams Colorado, USA	Lead Director from November 24, 2009 to January 1, 2011 and Chairman of the Board of Directors effective January 1, 2011
Mr. Adams is the President and a director of ETK Inc. He is also the Chairman, President and a director of the privately held Energy Fuels Corporation group of companies based in Steamboat Springs, Colorado.

P. Greg Barnes Colorado, USA	Executive Vice President since January 6, 2011 and director since February 3, 2010	Mr. Barnes is currently director of the privately held Hunter Energy LLC and Hunter Resource Capital Inc.

Abraham P. Drost(1) Ontario, Canada	President from November 24, 2009 to September 21, 2011 and Director from March 25, 2010 to September 21, 2011
Mr. Drost was the President and Chief Executive Officer of Source Exploration Corp. from July 2008 to September 2009 and is a director of that company (since September 2007). In addition, Mr. Drost served as president of Sabina Gold and Silver Corp. from December 2004 to August 2007 and as director of that company from September 2004 to June 2008.

Richard A. Munson Colorado, USA	Director, Chief Executive Officer and Corporate Secretary since November 24, 2009
Mr. Munson is currently the Executive Vice President and a director of ETK Inc. Mr. Munson is also Executive Vice President and a director of the privately held Energy Fuels Corporation group of companies based in Steamboat Springs, Colorado.

Mark C. Maier(2) Alberta, Canada	Director from September 9, 2006 to September 21, 2011
Mr. Maier was employed by Merrill Lynch (London) as an Associate Vice President, whereafter; he worked in Florida, USA, as a Risk Manager for AVM L.P., a registered broker/dealer and service company to III Associates L.P., a hedge fund advisor. Currently, Mr. Maier is the Vice President Corporate Development of Aurum Group and investment manager for Alpha Vest Partners and Aurum Venture Partners.

Gerald W. Grandey(4) Saskatchewan, Canada	Director since March 25, 2010
Mr. Grandey was the President, Chief Executive Officer and a director of Cameco Corporation until his retirement in July 2011. His prior appointments include Vice-Chair and Chief Executive Officer of the Concord Mining Business Unit. Mr. Grandey also served as President of Energy Fuels Inc.

Name & Province/State and Country of Residence	Position with the Company	Principal Occupation Currently and During Past Five Years
Brad L. Doores(3) Ontario, Canada	Director since March 25, 2010	Mr. Doores is the Vice President and Assistant General Counsel of Barrick Gold Corporation and has held such position for the past five years.

David Constable(3)(4) Ontario, Canada	Director since January 6, 2011
Mr. Constable is Chairman of U308 Corp. and Rockcliff Resources Inc. and was Vice President, Investor Relations for FNX Mining Company Inc. from 2002 through 2010 until the company’s merger with Quadra Mining Ltd.

George M. Bee(3)	Director since September 21, 2011
Mr. Bee is President, Chief Executive Officer and a director of Andina Minerals Inc and serves on the board of directors of Peregrine Metals Ltd..  He has held the position since 2009.  Prior to Andina Minerals, Mr. Bee was COO at Aurelian Resources Inc. for two years and spent 16 years with Barrick Gold Corporation.

Suresh Beharry(4)	Director since September 21, 2011
Mr. Beharry is Chairman of Edward B. Beharry & Company Ltd., a business conglomerate active in a number of industry sectors in Guyana and the Caribbean.  He has held such position for the past five years.

______________________
(1)	Mr. Drost resigned as President and a director of the Company on September 21, 2011.
(2)	Mr. Maier resigned as a director of the Company on September 21, 2011.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee

Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 1,450,604 Common Shares, representing approximately 1.3% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Sandspring) that:

(a)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a)	is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Sandspring) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

PROMOTERS

Each of Richard Munson, CGG and Mercedario may be considered to have been a promoter of Sandspring and/or GoldHeart within the past two years of the date of this AIF.  Mr. Munson does not own any Common Shares but holds, as of the date hereof, 250,000 stock options of Sandspring, exercisable at a price of $0.50 per share until November 24, 2014, and 125,000 stock options of Sandspring, exercisable at a price of $2.70 per share until February 25, 2016. CGG is the registered holder of 27,633,241 Common Shares, representing approximately 25.6% of the issued and outstanding Common Shares as of the date hereof. Mercedario is the registered holder of 7,631,258 Common Shares, representing approximately 7.1% of the issued and outstanding Common Shares as of the date hereof.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed below, there are no legal proceedings to which the Company is or was a party to, or that any of its property is or was the subject of, during the financial year ended December 31, 2010.

As disclosed under the heading “Description of the Business – Material Properties”, the ten PPMSs held pursuant to the Daniels Joint Venture Agreement are currently subject to a title dispute. The PPMSs subject to the title dispute are not included in the 167 PPMSs previously identified in which ETK has an interest and the Company does not characterize the dispute as material to its business.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to have material affect on the Company.

TRANSFER AGENTS AND REGISTRAR

The registrar and transfer agent of the Company is Computershare Trust Company of Canada at its principal office in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto and are still in effect as at the date hereof, are set forth below described herein. Copies of these material contracts are available electronically under the Company’s profile at www.sedar.com.

1.
Underwriting agreement dated March 26, 2010 among the Company, Mackie Research Capital Corporation, Cormark Securities Inc., Byron Securities Limited, Fraser Mackenzie Limited, Macquarie Capital Markets Canada Ltd. and PI Financial Corp., in respect of the  bought-deal private placement offering of Special Warrants;

2.
Underwriting agreement dated October 14, 2010 among the Company, Jennings Capital Inc., GMP Securities L.P., Mackie Research Capital Corporation, and Cormark Securities Inc., in respect of bought-deal private placement offering of Common Shares.

3.	Warrant Indenture. See “General Development of the Business – Three year History”.

4.	GoldHeart Net Profits Agreement. See “General Development of the Business – Three year History”.

5.	Share Purchase Agreement. See “See “General Development of the Business – Three year History”.

6.	Amended and Restated Upper Puruni Joint Venture Agreement dated September 17, 2008. See “Material Properties”.

7.	Mineral Agreement. See “General Development of the Business – Three year History”.

AUDIT COMMITTEE

Audit Committee Mandate

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the financial statements. The Audit Committee has set out its responsibilities and composition requirements in fulfilling its oversight in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures.

A copy of the Audit Committee’s Charter is set out in Schedule “A” hereto.

Composition of the Audit Committee

The Audit Committee consists of David Constable (Chairman), Brad L. Doores and George M. Bee, all of whom are independent with the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”).  All members are considered to be financially literate.

Relevant Education and Experience of Audit Committee Members

David Constable – Chair of the Audit Committee - Mr. Constable is a professional geologist and has more than 40 years experience in mineral exploration, development and strategic investor relations throughout Canada and internationally. From 2002 - 2010, Mr. Constable was Vice President Investor Relations for FNX Mining Company Inc., retiring after the 2010 merger with Quadra Mining Ltd. to create QuadraFNX Mining Ltd. (QUX:TSX). Previously, from 1996 - 2002, he listed Australia’s Normandy Mining Limited on the TSX and marketed Australia’s largest gold producer in North America until its acquisition in 2002 by Newmont Mining Corporation. Mr. Constable has a BSc (Hons.) from Mount Allison University in New Brunswick, an MBA (Hons.) from Sudbury’s Laurentian University and possesses an ICD.D designation from the Institute of Canadian Directors.

Brad L. Doores – Director - Mr. Doores is VP and Assistant General Counsel for Barrick Gold Corp. He is a US attorney licensed in the State of Colorado with over 30 years of legal experience in the mining industry. Over the course of his career, Mr. Doores has served as an officer, director and legal counsel for both private and public, and senior and junior, natural resources companies. Mr. Doores has a B.A. from Duke University (1972) and a J.D. from the University of Michigan School of Law (1975).

 George M. Bee – Director - Mr. Bee currently serves as President, CEO and director of Andina Minerals Inc. and sits on the board of directors of Peregrine Metals Ltd., which was recently purchased by Stillwater Mining Company.  Previously, he worked at Aurelian Resources Inc. (acquired by Kinross Gold Corporation) where he was the Chief Operating Officer.  Prior to that Mr. Bee was the Director, Technical Projects for Barrick Gold Corporation.  During his 16-year career at Barrick he was responsible for a number of operating and development projects.  Mr. Bee is a graduate of the Camborne School of Mines in Cornwall, United Kingdom.

External Auditor Service Fees

The following table discloses the fees billed to the Company by its external auditor during the last two financial years:

Financial Year Ended	Audit Fees	Audited-Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2010	201,253	Nil	Nil	56,424

2009	64,231	Nil	Nil	Nil
_____________________
(1)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	The aggregate fees billed for professional services other than those listed in the other three columns.

Exemptions

During the most recently completed financial year, the Company, as a “venture issuer”, has relied on the exemptions provided by section 6.1 of NI 52-110 with respect to Part 3 - Composition of the Audit Committee and Part 5 — Reporting Obligations.

INTEREST OF EXPERTS

Technical information set forth herein relating to the Company’s material mineral project, the Toroparu Project, other than under the heading “Description of the Business – Material Properties – 2011 Expansion and Infill-Drilling Program”, is substantially derived from the current Technical Report prepared in accordance with National Instrument 43-101, entitled: “Technical Report – Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu -Gold-Copper Deposit – Upper Puruni Property – Upper Puruni River Area, Guyana”, effective as of April 30, 2011 and dated May 5, 2011, prepared by Dr. Wayne Ewert P.Geo., Mr. Eugene Puritch, P.Eng., Mr. Kirk Rodgers, P.Eng., Mr. David Orava, P.Eng., Mr. Alfred Hayden, P. Eng., Mr. Malcolm Buck, P.Eng., Mr. Ernie Burga, P.Eng., Ms. Tracy Armstrong, P.Geo., Mr. David Burga, P.Geo. and Mr. Antoine Yassa, P.Geo., of P&E, each of whom is a qualified person pursuant to NI 43-101. A copy of the Technical Report is available electronically under the Company’s profile at www.sedar.com.

The technical information set forth herein relating to the Company’s material mineral project, the Toroparu Project, under the heading “Description of the Business – Material Properties – 2011 Expansion and Infill-Drilling Program”, has been reviewed and approved by Mr. Brian Ray, P.Geo., Senior Resource Geologist of the Company and a qualified person pursuant to NI 43-101.

The aforementioned firm and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared, or reviewed and approved, as applicable, the Technical Report and the technical information under the heading “Description of the Business – Material Properties – 2011 Expansion and Infill-Drilling Program”, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, or review and approval, as applicable, of such technical information.

None of the aforementioned persons, nor any directors, officers or employees of the aforementioned firm is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP, Chartered Accountants, are the independent auditors of the Company and were independent at the time of the preparation of the audited financial statements of the Company for the year ended December 31, 2010, in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

Nizam Ali & Company, Chartered Accountants, are the independent auditors of GoldHeart.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, are contained in the Company’s management information circular filed in connection with its 2011 annual and special shareholders’ meeting.  Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2010.  Additional financial information relating to the Company may also be found under the Company’s profile at www.sedar.com.

SCHEDULE "A"

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I	PURPOSE

The Audit Committee (the “Committee”) will consist of independent directors   and is appointed by the Board of Directors (the “Board”) of Sandspring Resources Ltd. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

•	conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

•	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•
review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;

•
select and monitor the independence and performance of the Corporation’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration; and

•	provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.  The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

II AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

III COMPOSITION AND MEETINGS

1.
The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the TSX Venture Exchange (“TSXV”), its incorporating statute and all applicable securities regulatory authorities.

2.
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.	Each member of the Committee shall be “financially literate” (as defined by applicable securities laws and regulations).

4.
The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.
The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

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11.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

IV RESPONSIBILITIES

A Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the annual audited financial statements and interim financial statements to satisfy itself that they are presented in accordance with applicable Canadian and international accounting standards and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  With respect to the annual and interim financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

3.
The Committee shall review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, annual and interim earnings press releases and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

4.
The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in subsection (3), and periodically assess the adequacy of these procedures.

5.
The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, deems appropriate.

6.
The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

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7.
The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

B Independent Auditors

1.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.
The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.
The Committee shall pre-approve all audit and non-audit services (including, without limitation, the review of any interim financial statements of the Corporation by the Independent Auditors at the discretion of the Committee) not prohibited by law to be provided by the Independent Auditors.

4.
The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors.  The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

5.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

6.
The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.

7.
The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within applicable Canadian and international accounting principles that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Corporation and the Independent Auditors.

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8.	The Committee shall review fees paid by the Corporation to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.	The Committee shall monitor and assess the relationship between management and the external auditors, and monitor and support the independence and objectivity of the external auditors.

C Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

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